UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

January 26, 2021
(Date of Report (Date of earliest event reported))

Cottonwood Multifamily REIT I, INC.
(Exact name of issuer as specified in its charter)

Maryland	36-4812393
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1245 Brickyard Road, Suite 250
Salt Lake City, Utah 84106
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock

Item 9. Other Events

On January 26, 2021, Cottonwood Multifamily REIT I, Inc. (“CMRI”), Cottonwood Multifamily REIT I O.P., LP, Cottonwood Communities, Inc. (“CCI”), Cottonwood Communities O.P., LP and Cottonwood Communities GP Subsidiary, LLC, a wholly owned subsidiary of CCI, entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which CMRI would be merged with and into CCI in a stock-for-stock business combination.

In connection with the approval of the entry into the Merger Agreement, the board of directors of CMRI (the “Board”) determined to suspend the CMRI share repurchase program (the “SRP”) effective for redemptions in the first quarter of 2021.  In addition, because of the status of negotiations between the parties with respect to the proposed merger as of December 31, 2020, the Board determined it was unable to repurchase any shares in the SRP as of December 31, 2020.

Although no assurances can be made in this regard, if the conditions to closing the merger are satisfied or waived, it is currently expected that the merger will be completed in the second or third quarter of 2021. However, there is no guarantee that the conditions to the merger will be satisfied or that the merger will close on the expected timeline or at all.  Upon completion of the merger, former stockholders of CMRI may participate in the share repurchase program of the combined company, which is expected to have terms and conditions similar to the current CMRI SRP.  If the proposed merger is not completed, the Board expects to resume repurchases under the SRP and stockholders may submit their repurchase request at that time.

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the proposed merger, CCI will prepare and file with the SEC a registration statement on Form S-4 that will include a proxy statement of CMRI and will constitute a prospectus of CCI. The Proxy Statement and Prospectus will be mailed to CMRI’s stockholders and will contain important information about the merger and related matters. This communication is not a substitute for the registration statement, the Proxy Statement and Prospectus or any other documents that will be made available to the stockholders of CMRI. INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY CMRI AND CCI WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CMRI, CCI AND THE PROPOSED MERGER. Investors and stockholders of CMRI and CCI may obtain free copies of the registration statement, the Proxy Statement and Prospectus and other relevant documents filed by CMRI and CCI with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov.

FORWARD LOOKING STATEMENTS

This Current Report on Form 1-U contains statements that constitute “forward-looking statements.” These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; no assurance can be given that these expectations will be attained. Factors that could cause actual results to differ materially from these expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability of CMRI to obtain stockholder approval of the proposed transaction or the failure to satisfy the other conditions to completion of the merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; the potential adverse impact of the ongoing COVID-19 pandemic and the effect of related measures put in place to help control the spread of the virus on the operations of the REITs and their tenants, which impact remains uncertain; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of CCI and CMRI; and other factors, including those set forth in the Risk Factors section of CCI’s prospectus for its initial public offering and CMRI’s offering circular for its offering qualified pursuant to Regulation A, each as amended and supplemented to date and as filed with the SEC, copies of which are available on the SEC’s website, www.sec.gov. CCI and CMRI undertake no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT I, INC.

By:	/s/ Enzio Cassinis
Enzio Cassinis, Chief Executive Officer

Dated: February 23, 2021